Exhibit (a)(I)(A)
CALAMOS ASSET MANAGEMENT, INC.
June 22, 2009

OFFER TO EXCHANGE
CERTAIN OUTSTANDING STOCK OPTIONS FOR
NEW STOCK OPTIONS
This offer to exchange and your withdrawal rights will expire at 3:00 p.m., Central Daylight Time (“CDT”), on July 23, 2009,
unless extended.

     Calamos Asset Management, Inc., a Delaware corporation (“us,” “we,” “Calamos” or the “Company”), by this Offer to Exchange Certain Outstanding Stock Options for New Stock Options (“Program”), is offering to our eligible employees the opportunity to voluntarily exchange eligible stock options for a lesser amount of new stock options with a lower exercise price.
     You are an “eligible employee” if you are:
•	an employee who holds eligible stock options;

•	employed by the Company or one of its subsidiaries on the date the Program commences and remain employed through the date the Program expires;

•	eligible to participate in the Calamos Incentive Compensation Plan (“Plan”); and

•	not a “Calamos Principal” (John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr.) or an independent member of our Board of Directors.
     Outstanding stock options that were granted from October 27, 2004 through December 31, 2007 are considered “eligible stock options.” For purposes of the Program, the term “stock option” generally refers to an option to purchase one share of our Class A common stock.
     If you choose to participate in the Program and we accept your surrendered eligible stock options, you will receive new stock options that will have the same expiration date, the same vesting schedule and substantially the same other terms and conditions as the eligible stock options you surrendered, except that:
•	You will receive a lesser amount of new stock options. The number of new stock options will be determined using an exchange ratio designed to result in a fair value of the new stock options approximately equal to the fair value of the stock options that are surrendered for exchange (using the Black-Scholes option pricing model). The exchange ratio for a stock grant must be greater than 1.0 to 1. In the event the exchange ratio for a grant is not greater than 1.0 to 1, the Company will not exchange any eligible stock options related to this grant. Surrendered stock options for such a grant will not be cancelled and will remain outstanding in accordance with their terms.

•	The exercise price for the new stock options will be equal to the greater of 120% of the closing price of Calamos Class A common stock on the date (i) the Program begins and (ii) the new stock options are granted, as reported on the NASDAQ Global Select Market. The Company expects the exercise price for the new stock options to be lower than the exercise price of the stock options that will be surrendered for exchange. In the event the exercise price for the new stock options is greater than the exercise price of the surrendered stock options, the Company will not exchange any of such options. Such surrendered stock options will not be cancelled and will remain outstanding in accordance with their terms.
     Participation in the Program is voluntary. Eligible employees will be permitted to exchange eligible stock options for new stock options on a grant-by-grant basis, subject to the terms set forth herein. Eligible stock options properly surrendered in the Program and accepted by us for exchange will be cancelled on the day that the Program expires and the

i

new stock options will be granted as of the business day following the expiration date of the Program. If you choose not to participate in the Program, you will continue to hold your eligible stock options on the same terms and conditions as originally granted.
     See the section entitled Risk Factors for a discussion of risks and uncertainties that you should consider before surrendering your eligible stock options for exchange in the Program.
     Shares of Calamos Class A common stock are listed on the NASDAQ Global Select Market under the symbol “CLMS.” On June 19, 2009, the closing price of Calamos common stock on the NASDAQ Global Select Market was $14.57 per share. The current market price of our common stock, however, is not indicative of future stock prices, and we cannot predict what the closing price of our common stock will be on the date the new stock options are granted. We recommend that you obtain current market quotations for our common stock before deciding whether to participate in the Program.
     We are implementing the Program upon the terms and conditions described in this Offer to Exchange and in the related documents referred to this document. The Program is not conditioned on a minimum number of eligible stock options surrendered for exchange or a minimum number of eligible employees participating.
     If you wish to surrender any of your eligible stock options for exchange in the Program, you must notify Missy Haas of the Human Resources Department of Calamos Asset Management, Inc. (“HR Department”) of your election to exchange such stock options before the Program expires. You must notify the HR Department by completing, signing and returning the election form included in the materials delivered to you with this Offer to Exchange. Deliver these documents to the HR Department according to the instructions contained in the materials so that the HR Department receives it before the expiration deadline of 3:00 p.m., CDT, on July 23, 2009 (or such later date as may apply if the Program is extended).
IMPORTANT
     Consummation of the Program is subject to the conditions described in Section 6, Conditions of the Program, of this Offer to Exchange. Neither we nor our Board of Directors make any recommendation as to whether you should exchange, or refrain from exchanging, any or all of your eligible stock options for new stock options in the Program. You must make your own decision on whether to surrender your eligible stock options for exchange after taking into account your own personal circumstances or preferences. You are encouraged to consult your personal outside advisor(s) as you deem appropriate if you have questions about your financial, tax or legal situation as it relates to the Program.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE STOCK OPTIONS IN THE PROGRAM. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERENCED. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE PROGRAM OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

ii

iii

SUMMARY TERM SHEET — QUESTIONS AND ANSWERS
     The following questions and answers were prepared to address common questions that employees may have about the Program. We encourage you to carefully read the entire Offer to Exchange and related documents. Where appropriate, we have included references to the sections in the Offer to Exchange where there is more detailed information concerning the topics addressed in this summary.

Q1 What is the Program?
     The Program allows eligible employees to voluntarily exchange certain of their outstanding, underwater stock options (defined as stock options having an exercise price higher than the current stock price) for fewer replacement stock options with a lower exercise price.
Q2 Why are we offering the Program?
     We believe that an effective and competitive incentive program is imperative for the success of our business. We rely on our experienced and productive employees and their efforts to help the company achieve its business objectives. Stock options constitute a key component of our incentive and retention programs because the Company’s Board of Directors and the Compensation Committee believe that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. Due to the significant decline of our stock price, many of our employees now hold underwater stock options. As a result, for many employees, these options are ineffective at providing the incentive and retention value that we believe is necessary to motivate and retain our employees.
See Section 2, Purpose of the Program, for more information.
Q3 Who is eligible for the Program?
     All employees currently employed by the Company or one of its subsidiaries who hold stock options granted from October 27, 2004 to December 31, 2007 may participate in the Program. If you choose to participate in the Program, you must be employed with us at the time the Program expires. The Calamos Principals and the independent members of the Board of Directors of the Company are not eligible for participation in the Program.
See Section 1, Eligible Stock Options: Eligible Employees; Expiration Date, for more information.
Q4 Why are the stock options that were granted in 2008 not eligible for the Program?
     Most companies do not include stock options that were granted in the previous 18 to 24 months before the start of their exchange program. The stock options we granted in 2008 will not start vesting until 2012 and will not be fully vested until 2014. Also, these stock options also have an exercise price closer to our current stock price compared to grants from previous years.
See Section 1, Eligible Stock Options: Eligible Employees; Expiration Date, for more information.
Q5 What is the timeline for the Program?
     Employees will receive an information packet about the Program on or about June 22, 2009. Included in the packet will be various forms, including an election form. This election form must be completed, signed and returned to Missy Haas of the HR Department by 3:00 p.m., CDT, on Thursday, July 23rd. If an eligible employee chooses to participate in the Program, we anticipate the replacement options will be granted on Thursday, July 23rd.
     The Program expires at 3:00 p.m., CDT, on July 23, 2009. No exceptions will be made to the deadline, unless we decide to extend the deadline or are required to do so under the law. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Program at any time. If we extend the Program, we will publicly announce the extension and the new expiration date no later than the next business day after the last previously scheduled or announced expiration date. If the expiration date of the Program is extended, then the new stock option grant date will be similarly extended.
See Section 1, Eligible Stock Options: Eligible Employees; Expiration Date and Section 14, Extension of the Exchange Offer; Termination; Amendment, for more information.
Q6 Do I have to participate in the Program?
     No, participation in the Program is voluntary and neither the Company nor its Board of Directors is making any recommendation as to whether you should participate. Please review the section entitled Risk Factors for discussion of the risks of participating in the Program.

Q7 What happens to the stock options I have if I do not participate in the Program?
     If you choose not to participate, you would keep your stock options at the original exercise price and not receive a replacement grant. No changes would be made to the terms of your current stock options.
Q8 What are the exchange ratios and new exercise prices for the Program?
     An exchange ratio refers to the number of stock options an employee must surrender to receive one new stock option. Exchange ratios were rounded up to one decimal point. The exchange ratio for a stock option grant must be greater than 1.0 to 1. In the event the exchange ratio for a grant is not greater than 1.0 to 1, the Company will not exchange any eligible stock options related to this grant. Surrendered stock options for such a grant will not be cancelled and will remain outstanding in accordance their terms. The list of exchange ratios and original exercise prices for each grant is listed below:
     Exchange Ratio Table

	Original Exercise Price
Grant Date	Per Share	Exchange Ratio
October 27, 2004	$18.00	1.0 to 1
February 15, 2005	$28.76	1.4 to 1
February 15, 2006	$35.43	1.6 to 1
July 20, 2006	$25.74	1.3 to 1
February 15, 2007	$27.58	1.3 to 1
     The exercise price for the new stock options will be equal to the greater of 120% of the closing price of Calamos Class A common stock on the date (i) the Program begins and (ii) the new stock options are granted, as reported on the NASDAQ Global Select Market. The Company expects that at the time the Program expires, the exercise price for the new stock options will remain lower than the exercise price of the stock options that are surrendered for exchange. In the event the exercise price for the new stock options is greater than the exercise price of any surrendered stock options, the Company will not exchange any such options. Such surrendered stock options will not be cancelled and will remain outstanding in accordance with their terms.
Q9 Can you provide an example of how the exchange ratio would work?
     To determine the number of replacement options, the number of original stock options surrendered is divided by the exchange ratio as follows:
Number of Stock Options Surrendered
Exchange Ratio
     Let’s assume you have 1,300 stock options with an exercise price of $27.58 per share that were granted on February 15, 2007, and the exchange ratio is 1.3 to 1. If you elect to exchange all of these options, you would surrender the 1,300 stock options and receive 1,000 replacement options. Shares will be rounded up to the nearest whole number.
Q10 Why isn’t the exchange ratio set on a one-for-one basis?
     The company is offering to exchange certain stock options on a cost neutral basis. Each outstanding stock option that is underwater has less value than the replacement stock option that would be granted under the Program. As such, more underwater stock options are required to equal the value of a replacement stock option. The exchange ratio for a stock option grant must be greater than 1.0 to 1 in order for any exchanges to occur under that grant.
Q11 Will I be able to elect to exchange my stock options for restricted stock or cash?
     No. The Program is designed to provide a value-for-value exchange of stock options. We selected stock options because they provide value to employees only if we are successful in driving improvements in our stock price.
Q12 May I exchange both vested and unvested stock options?
     Yes. If a portion of your stock options have vested (from the October 27, 2004 or the February 15, 2005 grants) you may exchange these options.

Q13 Will I be able to exchange only a portion of my eligible stock options?
     Yes. You may exchange all, a portion, or none of your eligible options on a grant-by-grant basis.

Q14	If I elect to exchange a portion of my stock options within a grant, can I designate how these are distributed across my stock options that are vested and unvested?
     No. While you can designate how many options you would like to exchange in each grant, exchanged stock options will be allocated equally across your vested and unvested options.

Q15	If I surrender eligible stock options in the Program, will I be required to give up all of my rights under the surrendered eligible stock options?
     Yes. On the expiration of the Program, any stock options you surrender in exchange for new stock options that we accept for exchange will be cancelled, and you will no longer have any rights under those surrendered eligible stock options.
Q16 What is the vesting schedule and expiration date for the new stock options?
     The replacement stock options would have the same vesting schedule and expiration date as the surrendered stock options.
Q17 How do I know how many eligible stock options I have?
     Your election form shows the number of stock options you have for each eligible grant and the exercise prices. Information about your stock option grants are also listed on the Morgan Stanley Smith Barney website at https://www.benefitaccess.com/.
Q18 How do I make or withdraw my election?
     You must use the election form accompanying the Offer to Exchange to indicate which, if any, options you would like to exchange. For each grant you will check the box to either “Exchange” or “Not Exchange”. If you participate, you will then check either all options or record the specific number of options that you would like to exchange. You may withdraw your election by either (i) submitting a new, completed and signed election form or (ii) submitting a copy of your prior election form with your changes noted and each change initialled and dated before the Program’s expiration date. Whether or not you elect to participate in the Program, you must return a signed election form.
     Your eligible stock options will not be considered surrendered until the HR Department receives your properly submitted election form. Your properly submitted election form is due to Missy Haas in the HR Department by 3:00 p.m., CDT time, on July 23, 2009 (or such later date as may apply if the Program is extended). If you miss the deadline or do not submit a properly completed election form as of the deadline, you will not be permitted to participate in the Program.
See Section 3, Procedures for Surrendering Eligible Stock Options and Section 4, Withdrawal Rights, for more information.
Q19 Will I owe taxes if I participate in the Program?
     Generally, an exchange of eligible stock options will be treated as a non-taxable exchange and no income should be recognized upon the cancellation of surrendered options or the grant of the new options for U.S. federal income tax purposes at the time of the exchange. However, you may have taxable income when you exercise your new options or when you sell the shares acquired upon exercise. We encourage all eligible employees who are considering exchanging their eligible stock options pursuant to the Program to consult with their own tax advisors with respect to the federal, state and local tax consequences of participating in the Program.
See Section 13, Material U.S. Federal income Tax Consequences, for more information.

Q20 If I decide not to participate, will the Program be offered again this year?
     Currently this is a one-time event. We cannot predict whether a similar program will be offered in the future.

Q21	What will happen if I leave Calamos or one of its subsidiaries after submitting the election form but before my new options are granted?
     You are required to be employed by Calamos or one of its subsidiaries as of the date the Program expires in order to receive a replacement grant. If you leave the company before this time, you will not be able to participate in the Program.

Q22	What if I elect to participate in the Program and then leave Calamos after the new stock options are granted?
     If you elect to participate in the Program and we accept your surrendered eligible stock options, your new stock options will be granted. If your employment terminates for any reason after the new stock option grant date, the terms and conditions of the new stock options granted in the Program will apply.
Q23 What if I am on an authorized leave of absence?
     Any eligible employee who is on an authorized leave of absence will be able to participate in the Program. If you surrender your eligible stock options and you are on an authorized leave of absence on the new stock option grant date, you will be entitled to receive new stock options on the new stock option grant date as long as all other eligibility requirements are met.
Q24 Can Calamos help me decide whether or not I should participate in the Program?
     No. Calamos cannot advise you as to whether or not you should participate in the Program.
Q25 Who can I talk to if I have questions regarding the Program?
     If you have administrative questions relating to the Program, please contact Missy Haas in the HR Department at (630) 245-1798. If you have any other questions, please send your written requests to mhaas@calamos.com. We will review the questions and if appropriate, provide a response in an updated Q&A document. The updated Q&A will be filed with the SEC and posted on the SEC’s website at www.sec.gov and on the Company’s Investor Relations web site at http://investors.calamos.com. You will be notified via e-mail of updated Q&A documents.
RISK FACTORS
     Participating in the Program involves a number of risks and uncertainties, including those described below. You should carefully consider these risks and uncertainties, and you are encouraged to consult your tax, financial and legal advisors before deciding to participate in the Program.
Risks Related to the Program
If the price of our common stock increases over time, the value of the new stock options that you receive in the Program may ultimately be less than the value of the eligible stock options that you surrendered in the exchange.
     We have designed the Program to make the granting of the new stock options approximately accounting cost neutral to Calamos. The exchange ratios used in the Program are designed to result in the fair value of the new stock options approximately equal to the fair value of the eligible stock options surrendered for exchange (based on the Black-Scholes option pricing model). As a result, you will be issued a lesser amount of new stock options than the eligible stock options you surrender for exchange.
     Because you will receive a lesser amount of new stock options in the Program than the eligible stock options you surrender for exchange, it is possible that, at some point in the future, your surrendered stock options would have been economically more valuable than the new stock options granted in the Program. For example, assume, for illustrative purposes only, that you surrender 100 eligible stock options with an exercise price of $10.00 per share, that you receive a grant of 80 new stock options and the exercise price of the new stock options is $8.00 per share, and two years after the new stock option grant date the price of our common stock increases to $20.00 per share. Under this example, if you had kept your surrendered eligible stock options and sold all 100 of the underlying shares at $20.00 per share, you would have realized a pre-tax gain of $1000 (i.e., 100 options multiplied by the $10 difference between the $20 market price and the $10 exercise price), but if you exchanged your eligible stock options and sold the 80 underlying shares subject to the new stock options, you would only realize a pre-tax gain of $960 (i.e., 80 options multiplied by a $12 difference between the $20 market price and the $8 exercise price).
Exchange ratios are used to determine the number of new stock options you will be eligible to receive for your surrendered stock options. Exchange ratios take into account a number of factors and assumptions, and as such, the actual value of your new stock options may be more or less than the value of your surrendered stock options. Furthermore, the value of your new stock options cannot be determined until the close of the Program.
     The number of new stock options that you will be eligible to receive has been determined based on exchange ratios. The exchange ratios are designed to result in a fair value of the new stock options approximately equal to the fair value of the stock options that are surrendered for exchange.
     We determined the exchange ratios by comparing the current value of the eligible stock options to the value of the new stock options using a Black-Scholes option pricing model in each case. Existing valuation models, including variations of the Black-Scholes model, may not provide reliable measures of the values of our stock-based compensation, including the measures with respect to the Program. Currently no market-based mechanism or other practical application can verify the reliability and accuracy of the estimates stemming from the Black-Scholes option pricing model used, in part, to determine the exchange ratios. Further, there is no means to compare and adjust the estimates to actual values.
     The Black-Scholes option pricing model we used to determine the exchange ratios takes into account the following assumptions to estimate fair value: closing stock price of our Class A common stock on June 19, 2009, expected stock price volatility and the risk-free rate for the remaining contractual term of the stock options, option exercise prices and dividend yields. Given these assumptions, it is possible a Black-Scholes valuation of your new stock options may be more or less than a Black-Scholes valuation of your eligible stock options.
     The exchange ratios were established as of June 19, 2009 prior to the commencement of the Program. The actual Black-Scholes value of the eligible stock options and the new stock options can not be known until the close of the Program on July 23, 2009. Accordingly, it is important for you to evaluate this offer based on your assessment of the Company’s future stock price, the specific stock options you currently hold and other applicable risk factors.
Risks Related to Our Business and Common Stock
     You should carefully review the risk factors contained in our periodic and other reports filed with the Securities and Exchange Commission (“SEC”), including those contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. You should also review the information provided in this Offer to Exchange and the other materials that we file with the SEC relating to the Program before making a decision on whether to surrender your eligible stock options for exchange. You may access these filings electronically at the SEC’s website at http://www.sec.gov or on our Investor Relations website at http://investors.calamos.com. In addition, upon request we will provide you with a copy of any or all of the documents to which we have referred you (without charge to you). Please see Section 16, Additional Information, for more information regarding reports we filed with the SEC and how to obtain copies of or otherwise review these reports.
THE PROGRAM
Section 1. Eligible Stock Options; Eligible Employees; Expiration Date
     Upon the terms and subject to the conditions of the Program, we are making an offer to eligible employees to exchange some or all of their eligible stock options (on a grant-by-grant basis) that are properly surrendered in accordance with Section 3, Procedures for Surrendering Eligible Stock Options, and not validly withdrawn pursuant to Section 4, Withdrawal Rights, before the expiration of the Program for new stock options with an exercise price equal to the greater of 120% of the closing price of Calamos Class A common stock on the date (i) the Program begins and (ii) the new stock options are granted, as reported by the NASDAQ Global Select Market.
“Eligible stock options” are those outstanding stock options granted from October 27, 2004 through December 31, 2007. The foregoing exercise price per share threshold will be proportionately adjusted to reflect any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock occurring after the commencement date and before the expiration date of the Program.
You are an “eligible employee” if you are:

•	an employee who holds eligible stock options;

•	employed by the Company or one of its subsidiaries on the date the Program commences and remain employed through the date the Program expires;

•	eligible to participate in the Plan; and

•	not a Calamos Principal or independent member of our Board of Directors.
     You will not be eligible to surrender eligible stock options or receive new stock options if you cease to be an eligible employee for any reason prior to the new stock option grant date, including a termination of your employment by reason of retirement, disability or death. If you are on an authorized leave of absence and are otherwise an eligible employee, you will be able to surrender eligible stock options for exchange in the Program. Leave is considered “authorized” if it was approved in accordance with our policies.
     If you choose to participate in the Program and we accept your surrendered eligible stock options, you will receive new stock options that will have the same expiration date, the same vesting schedule and substantially the same other terms and conditions as the eligible stock options you surrendered, except that:
•	You will receive a lesser amount of new stock options. The number of new stock options will be determined using an exchange ratio designed to result in a fair value of the new stock options approximately equal to the fair value of the stock options that are surrendered for exchange (using the Black-Scholes option pricing model). The exchange ratio for a stock option grant must be greater than 1.0 to 1. In the event the exchange ratio for a grant is not greater than 1.0 to 1, the Company will not exchange any eligible stock options related to this grant. Surrendered stock options for such a grant will not be cancelled and will remain outstanding in accordance with their terms.

•	The exercise price for the new stock options will be equal to the greater of 120% of the closing price of Calamos Class A common stock on the date (i) the Program begins and (ii) the new stock options are granted, as reported on the NASDAQ Global Select Market. The Company expects the exercise price for the new stock options to be lower than the exercise price of the stock options that will be surrendered for exchange. In the event the exercise price for the new stock options is greater than the exercise price of the surrendered stock options, the Company will not exchange any of such options. Such surrendered stock options will not be cancelled and will remain outstanding in accordance with their terms.
     The number of new stock options that you receive will depend on the number of the eligible stock options that you surrender for exchange and the applicable exchange ratios. The exchange ratios for the Program are set forth below. Note that the exchange ratios apply to each of your stock option grants separately, which means that the various stock option grants you have received may be subject to different exchange ratios.

Exercise Price of	The Exchange Ratio Is
Eligible Stock Options	(Eligible Stock Options to New Stock Options)
$18.00	1.0 to 1
$28.76	1.4 to 1
$35.43	1.6 to 1
$25.74	1.3 to 1
$27.58	1.3 to 1
     You can review a list of your eligible stock options and the exercise prices of such options at the Morgan Stanley Smith Website, which is available at https://www.benefitaccess.com/. This information is also included in the election form included in the materials delivered to you along with this Offer to Exchange.
     The Program will expire at 3:00 p.m., CDT, on July 23, 2009, unless extended, in our sole discretion. See Section 14, Extension of the Program; Termination; Amendment, for a description of our rights to extend, terminate and amend the Program.
     WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE PROGRAM, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER TO EXCHANGE DOCUMENT AND YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX, FINANCIAL AND LEGAL ADVISORS. YOU MUST MAKE YOUR OWN DECISION ON WHETHER TO SURRENDER YOUR ELIGIBLE STOCK OPTIONS FOR EXCHANGE.
Section 2. Purpose of the Program
     We believe that an effective and competitive employee incentive program is imperative for the success of our business. We rely on our experienced and productive employees and their efforts to help us achieve our business objectives. At Calamos, stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. As of June 19, 2009, there were 65 employees eligible to participate in the Program.
     We believe that the Program is important for the Company because it will permit us to:
•	Provide renewed incentives to our employees who participate in the Program. Due to the significant decline of our stock price, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. As of June 19, 2009, all of our outstanding stock options eligible under the proposed Program were underwater. The weighted average exercise price of these underwater options was $24.02 as compared to a $14.57 closing price of our common stock on June 19, 2009. As a result, these stock options do not currently provide meaningful retention or incentive value to our employees. We believe the Program will enable us to enhance long-term stockholder value by providing greater assurance that the company will be able to retain experienced and productive employees, by improving the morale of our employees generally, and by aligning the interests of our employees more fully with the interests of our stockholders.

•	Recapture value from compensation costs that we already are incurring with respect to outstanding underwater stock options. These stock options were granted with an exercise price of the then fair market value of our common stock. Under applicable accounting rules, we will have to recognize a total of approximately $17.0 million in compensation expense related to these underwater options, $8.4 million of which has already been expensed as of March 31, 2009 and $8.6 million which remains to be expensed, even if these options are never exercised because the majority remain underwater. We believe it is undesirable to recognize compensation expense on options that are not perceived by our employees as providing value.
Section 3. Procedures for Surrendering Eligible Stock Options
     If you are an eligible employee and you wish to surrender any of your eligible stock options for exchange in the Program, you must notify the HR Department of your election before the Program expires at 3:00 p.m., CDT, on July 23, 2009 (or such later date as may apply if the Program is extended). You will be permitted to exchange any number of your eligible stock options for new stock options on a grant-by-grant basis. Notify the HR Department by completing, signing and returning the election form to the HR Department before the expiration deadline of 3:00 p.m., CDT, on July 23, 2009 (or such later date as may apply if the Program is extended).
Submissions by any other means will NOT be accepted.
     Except as described in the following two sentences, the election form must be signed by the eligible employee who surrenders the eligible stock options exactly as the eligible employee’s name appears on the eligible stock options. If the eligible employee’s name has been legally changed since the stock option was awarded, proof of the legal name change must be submitted with the election form. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the election form. If accepted, your eligible stock options will be cancelled.
     Your eligible stock options will not be considered surrendered until the HR Department receives a properly submitted election form. Your properly submitted election form must be received before 3:00 p.m., CDT, on July 23, 2009 (or such later date as may apply if the Program is extended). If you miss the deadline or submit an election form that is not properly completed as of the deadline, you will not be permitted to participate in the Program. You are responsible for making sure that the election form is properly completed and received by HR by the deadline.
     Determination of Validity; Rejection of Eligible Stock Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to the form of documents and the validity, form, eligibility, time of receipt and acceptance of any surrendered eligible stock options. Neither Calamos nor any other person is obligated to give notice of any defects or irregularities in surrenders. No surrender of eligible stock options will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee surrendering stock options unless waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. This is a one-time offer, and we will strictly enforce the Program period, subject only to any extension of the expiration date of the Program that we may grant in our sole discretion. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we also reserve the right to waive any of the conditions of the Program or any defect or irregularity in any surrender with respect to any particular eligible stock options or any particular eligible employee.
     Our Acceptance Constitutes an Agreement. Your surrender of eligible stock options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Program and will be controlling, absolute and final, subject to your withdrawal rights under Section 4, Withdrawal Rights, and our acceptance of your surrendered eligible stock options in accordance with Section 5, Acceptance of Eligible Stock Options; New Stock Options. Our acceptance of eligible stock options surrendered by you for exchange pursuant to the Program will constitute a binding agreement between Calamos and you upon the terms and subject to the conditions of the Program.
     Subject to our rights to terminate and amend the Program in accordance with Section 6, Conditions of the Program, we expect to accept and cancel on the day the Program expires all properly surrendered eligible stock options that have not been validly withdrawn, and we also expect to grant the new stock options on the same business day as the expiration date of the Program. You will receive new stock options as soon as reasonably practicable following the new stock option grant date. If the expiration date of the Program is extended, then the cancellation date and the new stock option grant date will be similarly extended.
Section 4. Withdrawal Rights
     If you elect to surrender eligible stock options and later change your mind, you may withdraw your surrendered eligible stock options by notifying the HR Department of your election to withdraw such stock options before the Program expires. In addition, if we do not accept your surrendered eligible options before August 18, 2009, the 40th business day from the commencement of the Program, you may withdraw the options you elected to exchange at any time after August 18, 2009. You may notify the HR Department of your withdrawal election by either (i) submitting a new, completed and signed election form or (ii) submitting a copy of your prior election form with your changes noted and each change initialed and dated. You must deliver the new or updated election form to the HR Department according to the instructions contained in the materials so that the HR Department receives the form before the expiration deadline of 3:00 p.m., CDT, on July 23, 2009 (or such later date as may apply if the Program is extended).
Submissions by any other means will NOT be accepted.
     You may withdraw your election with respect to all or a portion of an eligible stock option grant.
     Your surrendered eligible stock options will not be considered withdrawn until the HR Department receives your properly submitted new or updated election form. If you miss the deadline for notifying the HR Department of your withdrawal election but remain an eligible employee, any previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Program. You are responsible for making sure that the new or updated form is properly completed and received by the HR Department by the deadline.
     Once you have withdrawn eligible stock options, you may again surrender these stock options for exchange by following the procedures for properly surrendering eligible stock options as described in Section 3, Procedures for Surrendering Eligible Stock Options, prior to the deadline noted above.
     Neither Calamos nor any other person is obligated to give notice of any defects or irregularities in any new or updated election form. No withdrawals will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee making the withdrawal election unless waived by us. We will determine all questions as to the form and validity, including time of receipt of forms. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determinations of these matters will be final and binding.
Section 5. Acceptance of Eligible Stock Options; New Stock Options
     Upon the terms and subject to the conditions of the Program, we expect to accept for exchange all eligible stock options properly surrendered and not validly withdrawn by the expiration of the Program, which is currently scheduled for 3:00 p.m., CDT, on July 23, 2009. Once we have accepted your surrendered eligible stock options, such options will be cancelled and you will no longer have any rights under the surrendered eligible stock options. We expect to grant the new stock options on the same business day as the expiration date of the Program. You will receive new stock option agreement(s) governing the terms of the new stock options granted to you, which we will distribute promptly following the expiration date of the Program. If the expiration date of the Program is extended, then the cancellation date and new stock option grant date will be similarly extended.
     If you have surrendered eligible stock options for exchange in the Program and your employment with us terminates for any reason before the new stock option grant date, you will no longer be eligible to participate in the Program, and we will not accept your eligible stock options for exchange. In that case, generally, you may exercise your existing stock options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of your existing stock options.
Section 6. Conditions of the Program
     We will not accept any eligible stock options surrendered pursuant to the Program, and we may terminate or amend the Program or postpone our acceptance of any eligible stock options surrendered pursuant to the Program, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after June 22, 2009, and before the expiration of the Program, any of the following events have occurred, or have been reasonably determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission by us), the occurrence of such event or events makes it inadvisable for us to proceed with the Program or with our acceptance of the eligible stock options surrendered pursuant to the Program:
(a) There shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the Program, the cancellation of surrendered eligible stock options and the grant of new stock options pursuant to the Program, or otherwise relates in any manner to the Program or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Program to us;
(b) There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Program or us that, in our reasonable judgment, would or might directly or indirectly:
•	make the cancellation of surrendered eligible stock options and the grant of new stock options in exchange therefore illegal or otherwise restrict or prohibit consummation of the Program or otherwise relate in any adverse manner to the Program; or

•	materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Program to us;
(c) There shall have occurred:
•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	any significant change in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operating results, operations or prospects or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the Program;

•	in the case of any of the foregoing existing at the time of the commencement of the Program, a material acceleration or worsening thereof; or

•	any change in either the Dow Jones Industrial Average, the NASDAQ Global Select Market or the Standard & Poor’s Index of 500 by an amount in excess of 10% measured during any time period after the close of business on June 22, 2009;
(d) There shall have occurred or have been proposed by a relevant governmental authority or self-regulatory body any change in U.S. generally accepted accounting principles or the application or interpretation thereof that could or would require us for financial reporting purposes to record compensation expenses against our operating results in connection with the Program that would be in excess of any compensation expenses that we would be required to record under U.S. generally accepted accounting principles in effect at the time we commence the Program;
(e) There shall have been proposed, announced or made by another person or entity a tender or exchange offer with respect to some or all of our outstanding common stock, or a merger or acquisition proposal for us, or it shall have been publicly disclosed, or we shall have learned that:
•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before June 22, 2009;

•	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before June 22, 2009 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our assets or securities;

(f) There shall have occurred any change or changes in our business, condition (financial or other), assets, operating results, operations, prospects or stock ownership as a result of unforeseen significant events beyond our control that, in our reasonable judgment, are or may be material to us or otherwise make it inadvisable for us to proceed with the Program; or
(g) There shall have been enacted, enforced or deemed applicable to Calamos any rules, regulations or actions by any governmental authority, the NASDAQ Global Select Market or any other regulatory or administrative authority of any national securities exchange that make it inadvisable for us to proceed with the Program.
     In addition, we will not exchange any eligible stock options that have been surrendered for exchange if (i) the exercise price for the new stock options would be greater than the exercise price of the surrendered stock options, or (ii) the exchange ratio for a stock option grant is not greater than 1.0 to 1. In either event, the surrendered stock options will remain outstanding in accordance with their terms.
     The conditions of the Program are for our benefit. We may assert the conditions in our discretion, regardless of the circumstances giving rise to them, at any time before the expiration of the Program. We may waive them, in whole or in part, at any time and from time to time before the expiration of the Program, in our discretion, whether or not we waive any other condition to the Program. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 may be challenged by an eligible employee only in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding on all persons.
Section 7. Price Range of Our Common Stock
     The eligible stock options give eligible employees the right to acquire shares of our common stock. None of the eligible stock options are traded on any trading market.
     Our common stock is traded on the NASDAQ Global Select Market under the symbol “CLMS.” The following table shows the quarterly high and low sales prices per share of our common stock during the periods indicated.
Market Price Range

	2009		2008		2007
	High	Low	High	Low	High	Low
First Quarter	$8.26	$2.74	$29.67	$14.46	$28.75	$21.89
Second Quarter*			$23.28	$14.69	$26.31	$21.98
Third Quarter			$24.00	$13.13	$28.53	$20.08
Fourth Quarter			$19.43	$2.55	$34.61	$25.88

*	For the period April 1, 2009 through June 19, 2009, the high was $15.47 and the low was $4.53.
     As of June 19, 2009, the number of shareholders of record of our common stock was 58, and the number of outstanding shares of our common stock was 19,621,037. On June 19, 2009, the closing price of our common stock as reported on the NASDAQ Global Select Market was $14.57 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to surrender your eligible stock options in the Program.
     The price of our common stock has been, and in the future may be, volatile and could appreciate or decline from the current market price. The trading price of our common stock has fluctuated in the past and is expected to continue to do so in the future as a result of a number of factors, both within our control and outside our control. In addition, the stock market has experienced extreme price and volume fluctuations, particularly in the current economic climate, that have affected the market prices of many companies and that have often been unrelated or disproportionate to the operating performance of those companies.
     Calamos’ ability to pay dividends is subject to the discretion of our Board of Directors and may be limited by our holding company structure and applicable provisions of Delaware law.
Section 8. Source and Amount of Consideration; Terms of New Stock Options
     Consideration. Subject to the terms of the Program, the new stock options granted in exchange for the eligible stock options will be issued under the Plan. As of June 19, 2009, there were outstanding eligible stock options held by 65 eligible employees to purchase an aggregate of 2,578,729 shares of our common stock with a weighted average exercise price of $24.02 per share, all of which were issued under the Plan.

     We have designed the Program to make the granting of the new stock options approximately accounting cost neutral to Calamos. The exchange ratios used in the Program are designed to result in the fair value of the new stock options approximately equal to the fair value of the eligible stock options surrendered for exchange. The exchange ratios have been established for each eligible grant. The exchange ratios used to determine the actual number of new stock options to be granted are based on the fair value of the eligible stock options (calculated using Black-Scholes option pricing model). The calculation of fair value using the Black-Scholes option pricing model takes into account many variables, such as the volatility of our stock and the expected term of an option. The exchange ratios do not necessarily increase as the exercise price of the option increases. Setting the exchange ratios in this manner is intended to result in the issuance of new stock options that have a fair value at the time of exchange approximately equal to the fair value of the surrendered eligible stock options they replace. See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for a table showing the exchange ratios for the Program.
     We will not issue any fractional stock options in the Program. If, after the exchange of eligible stock options in any particular stock option grant, you would be left with a fractional stock option, we will round such fractional stock option to the nearest whole stock option (greater than or equal to 0.5 is rounded up to the nearest whole stock option and less than 0.5 is rounded down to the nearest whole stock option).
     Terms of New Stock Option Grants. If we accept the surrender of your eligible stock options for exchange, then those eligible stock options will, on the expiration of the Program, be cancelled and replaced with new stock option grants on the new stock option grant date, which we expect to be the same business day as the expiration of the Program. The new stock options, which will be granted under the Plan, will have a new exercise price per share equal to the greater of 120% of the closing price of Calamos Class A common stock on the date (i) the Program begins and (ii) the new stock options are granted. Finally, the new stock options will be treated as nonqualified stock options for U.S. tax purposes. The eligible stock options surrendered for exchange will be cancelled, and all shares of common stock that were subject to the surrendered eligible stock options will again become available for future awards under the Plan, including the grants of new stock options in the Program.
     The total number of shares that may be issued pursuant to the new stock options granted in the Program will depend on the rate of participation by eligible employees. Assuming all eligible stock options that were outstanding as of June 19, 2009 are surrendered in the Program, new stock options to purchase 345,435 shares would be granted in the exchange.
     The terms and conditions of your eligible stock options are set forth in the equity award statements and the Plan.
     Participation in the Program will not create any contractual or other right of the surrendering eligible employees to receive any future grants of stock options, restricted stock units or other stock-based compensation. The Program does not change the “at-will” nature of an eligible employee’s employment with us or any of our subsidiaries, and an eligible employee’s employment may be terminated by us, by our subsidiaries or by the employee at any time, for any reason, with or without cause, subject to the requirements of local law and the terms of any employment agreement.
     New stock options will be granted under the Plan. The following is a description of the principal features of the Plan that apply to stock options granted under the Plan. The description of the Plan is subject to, and qualified in its entirety by reference to, the actual provisions of the Plan. The Plan has been filed as Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on May 27, 2009. Upon request, we will provide you, without charge to you, with a copy of the Plan.
Summary of the Plan
     The following is a summary of the material terms relating to option grants under the Plan and is qualified in its entirety by reference to the Plan.
     Administration. The Compensation Committee administers the Plan, with certain actions subject to the review and approval of the full Board of Directors. The Compensation Committee has full power and authority to determine when and to whom awards will be granted, including the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Plan. In addition, the Compensation Committee has the authority to interpret the Plan and the awards granted under the Plan, and establish rules and regulations for the administration of the Plan. The Compensation Committee may delegate the administration of the Plan to the company’s officers, including the maintenance of records of the awards and the interpretation of the terms of the awards.
     Eligible Participants. Any employee, consultant or non-employee director providing services to the company or to any affiliate of the company, who is selected by the Compensation Committee, is eligible to receive awards under the Plan.

     Shares Available for Awards. The aggregate number of shares of common stock issuable under the Plan is 10 million. The aggregate number of shares of common stock which may be granted to any one participant in any one year under the Plan is one million. The maximum aggregate number of shares of common stock which may be granted as incentive stock options is 10 million. The Compensation Committee may adjust the aggregate number of shares reserved for issuance under the Plan in the case of a stock dividend or other distribution, including a stock split, merger, extraordinary dividend, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the Plan. If any shares of common stock subject to any award or to which an award relates, granted under the Plan are forfeited, become unexercisable, or if any award terminates without the delivery of any shares, the shares of common stock previously set aside for such awards will be available for future awards under the Plan.
     Types of Awards and Terms and Conditions. The Plan permits the grant of the following awards: (i) stock options; (ii) stock appreciation rights; (iii) stock awards; (iv) stock units; (v) dividend equivalent rights; (vi) cash awards; and (vii) any other type of award that is not inconsistent with the Plan. Awards may be granted alone, in addition to, or in combination with any other award granted under the Plan.
     Change of Control. In the event of a change of control of the company (as defined in the Plan) and subject to certain limitations and restrictions as more fully described in the Plan, all stock-based awards granted under the Plan shall immediately vest 100% in each participant and all performance-based awards shall be immediately paid out.
     Termination of Employment. Vested awards granted under the Plan will generally expire, terminate, or otherwise be forfeited three (3) months after termination of a participant.
     Duration, Termination and Amendment. Unless terminated by the Board of Directors or the Compensation Committee earlier, the Plan will terminate when all shares of Class A common stock subject to the Plan have been issued, but in no event shall an award be granted under the Plan after the tenth (10th) anniversary of the date the company’s stockholders approved the Plan. No awards may be made after the termination date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the Plan prior to the expiration may extend beyond the end of such period through the award’s normal expiration date. The Board of Directors, and the Compensation Committee, may generally amend or terminate the Plan as determined to be advisable. Stockholder approval may also be required for certain amendments by the Internal Revenue Code, the rules of NASDAQ, or rules of the SEC. The Board of Directors or the Compensation Committee has specific authority to amend the Plan without stockholder approval to comply with legal, regulatory and listing requirements and to avoid unanticipated consequences determined to be inconsistent with the purpose of the Plan or any award agreement.
     Transferability of Awards. Unless otherwise provided by the Compensation Committee, awards under the Plan may only be transferred by will or the laws of descent and distribution. The committee may permit further transferability pursuant to conditions and limitations that it may impose, except that no transfers for consideration will be permitted.
     Prohibition on Repricing Awards. Without the approval of the company’s stockholders, no award may be repriced. However, the Compensation Committee may provide for, and the company may implement, an option exchange offer, pursuant to which certain outstanding options could, at the election of the person holding such option, be tendered to the company for cancellation in exchange for the issuance of a lesser amount of options with a lower exercise price, provided that such stock option exchange offer is commenced within one year of the date of such stockholder approval.
     U.S. Federal Income Tax Consequences. The following briefly describes the U.S. federal income tax consequences of the Plan generally applicable to the company and to employees who are U.S. citizens. The discussion is general in nature and does not address issues relating to the tax circumstances of any individual employee. The discussion is based on the Internal Revenue Code, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this exchange offer. The description is therefore subject to future changes in the law, possibly with retroactive effect. The description does not address the consequences of state or local tax laws.
     Nonqualified Stock Options. An optionee generally will not recognize any taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, the optionee generally will recognize taxable ordinary income equal to the difference between the amount the optionee received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date and the option exercise price.
     Incentive Stock Options. An optionee generally will not recognize taxable income upon the grant of an incentive stock option. If an optionee exercises an incentive stock option during employment or within three months after his or her employment ends other than as a result of death (12 months in the case of disability), the optionee will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the optionee generally will have taxable income for alternative minimum tax purposes at the time as if the option were a nonqualified stock option).

If an optionee sells or exchanges the shares after the later of (a) one year from the date the optionee exercised the option and (b) two years from the grant date of the option, the optionee will recognize long-term capital gain or loss equal to the difference between the amount the optionee received in the sale or exchange and the option exercise price. If the optionee disposes of the shares before these holding period requirements are satisfied, the disposition will constitute a disqualifying disposition, and the optionee generally will recognize taxable ordinary income in the year of disposition equal to the excess, as of the date of exercise of the option, of the fair market value of the shares received over the option exercise price (or, if less, the excess of the amount realized on the sale of the shares over the option exercise price). Additionally, the optionee will have long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received upon disposition of the shares and the option exercise price increased by the amount of ordinary income, if any, the optionee recognized.
     With respect to both nonqualified stock options and incentive stock options, special rules apply if an optionee uses shares already held by the optionee to pay the exercise price or if the shares received upon exercise of the option are subject to a substantial risk of forfeiture by the optionee.
     Stock Appreciation Rights (SARs). The recipient of a SAR generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a SAR, the holder generally recognizes taxable ordinary income equal to the difference between the fair market value of the underlying shares on the date of exercise and the grant price of the SAR.
     Tax Consequences to the Company. In the foregoing cases, the company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to the limitations imposed under the Internal Revenue Code.
     Tax Withholding. The Company is authorized to withhold from any award granted or payment due under the Plan the amount of any withholding taxes due and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. The Compensation Committee is authorized to establish procedures for election by participants to satisfy their obligations for the payment of withholding taxes by delivery of shares of our Class A common stock or by directing the company to retain stock otherwise deliverable in connection with the award
Section 9. Information Concerning Us; Financial Information
     Information Concerning Us. Calamos is a diversified investment management firm offering equity, fixed-income, convertible and alternative investment strategies, among others. We serve institutions and individuals via separately managed accounts and open-end and closed-end funds, offering a risk-managed approach to capital appreciation and income-producing strategies. The Company has retained its character as a boutique investment firm — one that originally specialized in convertible investments — while diversifying into new investment portfolios, such as global equities.
     Financial Information. We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, both of which are incorporated herein by reference. Our interim results are unaudited and not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

Summary Consolidated Statements of Earnings and Balance Sheets
(amounts in thousands, except per share data):

	Fiscal Year Ended December 31,		Three Months Ended March 31,
	2008	2007	2009	2008
Consolidated Statements of Operations:
Total revenues	$391,589	$473,477	$59,569	$110,693
Operating income	$159,097	$173,093	$13,190	$44,429
Net income (loss)	$(201,171)	$185,926	$23,058	$(9,902)
Net income (loss) attributable to Calamos Asset Management, Inc.	$(24,521)	$27,745	$3,352	$449
Earnings (losses) per share
Basic	$(1.24)	$1.24	$0.17	$0.02
Diluted	$(1.24)	$1.22	$0.17	$0.02
Weighted average shares outstanding
Basic	19,753	22,297	19,607	20,337
Diluted	97,449	99,761	19,751	97,621

	As of December 31,		As of March 31,
	2008	2007	2009
Consolidated Statements of Financial Condition:
Total current assets	$331,598	$1,048,510	$354,420
Total non-current assets	$144,275	$169,162	$135,005
Total current liabilities	$29,855	$68,677	$25,995
Total non-current liabilities	$134,971	$533,876	$134,778
Non-controlling interest in partnerships	$1,289	$49,177	$1,320
Non-controlling interest in Calamos Holdings LLC	$158,985	$352,205	$174,140
     Book Value Per Share. Our book value per share as of our most recent balance sheet dated March 31, 2009 was $7.80.
     Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange. We will also provide, without charge to you, upon request, a copy of any or all of the documents to which we have referred you. See Section 16, Additional Information, for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.
Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities
     The members of our Board of Directors and our executive officers, including their respective ages, positions and offices as of June 19, 2009, are set forth in the following table (the address of each of the persons set forth below is 2020 Calamos Court, Naperville, Illinois 60563):

Name	Age	Position and Offices Held
John P. Calamos, Sr.	68	Chairman of the Board, Chief Executive Officer and Co- Chief Investment Officer
Nick P. Calamos	47	Senior Executive Vice President and Co-Chief Investment Officer and Director
Cristina Wasiak	56	Senior Vice President and Chief Financial Officer
James J. Boyne	43	Senior Vice President, General Counsel and Secretary
Randy T. Zipfel	51	Senior Vice President, Chief Operating Officer, Investments and IT
Gary J. Felsten	61	Senior Vice President, Director of Human Resources
Nimish S. Bhatt	46	Senior Vice President, Director of Operations
James J. Baka	41	Executive Vice President, Wealth Management
G. Bradford Bulkley	52	Director
Mitchell S. Feiger	51	Director
Richard W. Gilbert	69	Director
Arthur L. Knight	71	Director
     As of June 19, 2009, our current executive officers and members of our Board of Directors as a group (12 persons) beneficially owned outstanding options to purchase an aggregate of 1,529,724 shares of our common stock under our Plan, which represented approximately 59% of the shares of common stock subject to all options outstanding under the Plan as of that date. The Calamos Principals and the independent members of our Board of Directors are not eligible to participate in the Program. The following table shows the holdings of options to purchase our common stock as of June 19, 2009 by each director and each executive officer of Calamos.

		Percentage of			Percentage of
	Aggregate Number of	Total	Weighted Average		Total Number
	Stock Options	Outstanding	Exercise Price of	Eligible	of Eligible
Name	Beneficially Owned	Stock Options	Stock Options	Options Held	Options
John P. Calamos, Sr.	765,768	30%	$25.13	0	0%
Nick P. Calamos	518,108	20%	$25.15	0	0%
Cristina Wasiak	0	0%	$0.00	0	0%
James J. Boyne	18,285	.7%	$20.51	0	0%
Randy T. Zipfel	25,362	1%	$22.92	10,200	2.5%
Gary J. Felsten	4,383	.2%	$19.79	0	0%
Nimish S. Bhatt	52,688	2%	$23.18	32,903	7.9%
James J. Baka	74,820	3%	$22.08	42,606	10.3%
G. Bradford Bulkley	19,406	.7%	$26.86	0	0%
Mitchell S. Feiger	10,419	.4%	$23.04	0	0%
Richard W. Gilbert	19,406	.7%	$26.86	0	0%
Arthur L. Knight	21,079	.8%	$23.29	0	0%
     In connection with the Calamos’ initial public offering, the Company entered into a Stockholder’s Agreement and a Registration Rights Agreement. The parties to the Stockholder’s Agreement include the Company, Calamos Holdings LLC, Calamos Family Partners, Inc., the Calamos Principals and Calamos family affiliates. The Stockholder’s Agreement: (i) restricts transfers of (a) the shares of our Class A stock owned by Calamos Family Partners, the Calamos Principals and their family affiliates, (b) the shares of our Class B common stock and ownership in Calamos Holdings held by Calamos Family Partners and John P. Calamos, Sr. and (c) any shares of our Class A common stock issued upon conversion of our Class B common stock or in exchange for any ownership interest in Calamos Holdings, and (ii) allows Calamos Family Partners to designate two persons to attend all of our Board of Directors meetings as observers. Calamos Family Partners has designated John P. Calamos, Jr. and Laura Calamos-Nasir, children of John P. Calamos, Sr., as its board observers.
     The Registration Rights Agreement is between the Company, Calamos Family Partners and John P. Calamos, Sr. and grants registration rights with respect to our Class A common stock issuable or issued (i) upon conversion of our shares of Class B common stock, or (ii) in exchange for ownership interest in Calamos Holdings. Under our Second Amended and Restated Certificate of Incorporation, each holder of our Class B common stock is entitled to convert any or all of its shares of Class B common stock, on a one-for-one basis, into the same number of fully paid and non-assessable shares of our Class A common stock. Other than the Company, each holder of an ownership interest in Calamos Holdings is entitled to exchange any or all of such ownership interest into fully paid and non-assessable shares of our Class A common stock pursuant to our Second Amended and Restated Certificate of Incorporation. The formula for determining the number of shares of Class A common stock that will be received upon an exchange of a holder’s ownership interest in Calamos Holdings is based upon the fair market value of the Company.
     Except as otherwise described in the Program or in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and other than outstanding stock options and other stock awards granted from time to time to our executive officers and directors under our equity incentive plans, neither we nor, to the best of our knowledge, any of our executive officers or directors are a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
     In addition, neither we nor, to the best of our knowledge, any of our executive officers or directors or any affiliates of ours were engaged in transactions involving stock options or our common stock during the 60 days before the commencement of the Program, other than the restricted stock units granted on May 7, 2009 listed in the table below and any dividend reinvestment plans an officer or director may participate in through his or her broker.

Aggregate Number of
Name	Restricted Stock Units
John P. Calamos, Sr.	82,690
Nick P. Calamos	57,353
Cristina Wasiak	4,202
James J. Boyne	8,404
Randy T. Zipfel	8,320
Gary J. Felsten	5,673
Nimish S. Bhatt	7,311
James J. Baka	4,202
G. Bradford Bulkley	6,723
Mitchell S. Feiger	6,723
Richard W. Gilbert	6,723
Arthur L. Knight	6,723
Section 11. Status of Eligible Stock Options Acquired by Us in the Program; Accounting Consequences of the Program
     Eligible stock options that we accept for exchange pursuant to the Program will be cancelled as of the expiration date of the Program, and all shares of common stock that were subject to such surrendered eligible stock options will again become available for future awards under the Plan, including the grants of new stock options in the Program. As a result of the Program, the pool of shares available for the grant of future awards under the Plan will be increased by that number of shares equal to the difference between (a) the number of shares subject to validly surrendered eligible stock options and (b)

the number of shares subject to the new stock options issued in the exchange under the Program.
     Under Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” the exchange of options in the Program is treated as a modification of the existing stock options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered eligible stock options, as well as the incremental compensation cost of the new stock options granted in the Program, ratably over the vesting period of the new stock option grants. The incremental compensation cost will be measured as the excess, if any, of the fair value of each new stock option grant granted to employees in exchange for surrendered eligible stock options, measured as of the date the new stock options are granted, over the fair value of the surrendered eligible stock options in exchange for the new stock option grants, measured immediately prior to the cancellation. Because the exchange ratios were calculated to result in the fair value of surrendered eligible stock options approximately equal to the expected fair value of the new stock options replacing them, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Program.
     We cannot predict the exact amount of any incremental compensation expense that may result from the Program.
Section 12. Legal Matters; Regulatory Approvals
     Presently, there are no material pending or threatened legal actions or proceedings relating to the Program or any margin requirements or antitrust laws applicable to the Program. We are not aware of any license or regulatory permit material to our business that might be adversely affected by our Program, or after reasonable investigation, of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the exchange of eligible options and acquisition or ownership of new stock options as contemplated in the Program. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek the required approval or take other required action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligation under the Program to accept surrendered eligible stock options for exchange and to issue new stock options would be subject to obtaining any required governmental approval.
Section 13. Material U.S. Federal Income Tax Consequences.
     Federal Income Tax Consequences. The following is a general summary of the material U.S. federal income tax consequences of participating in the Program. The following summary does not address the consequences of any state or local tax laws.
     We believe that the exchange of eligible stock options for new stock options pursuant to the Program should be treated as a nontaxable exchange for U.S. federal income tax purposes and that neither we nor any of our eligible employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible stock options and the grant of new stock options pursuant to the Program. However, the Internal Revenue Service is not precluded from adopting a contrary position.
     All new stock options granted pursuant to the Program will be nonqualified stock options. Upon exercise of the new stock options, you will recognize compensation taxable as ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Upon disposition of the stock, you generally will recognize capital gain or loss (which will be long- or short-term depending on whether the stock was held for more than 12 months) equal to the difference between (a) the selling price and (b) the sum of the amount paid for the stock, plus any amount recognized as compensation income upon exercise. The holding period for the shares acquired upon exercise of a nonqualified stock option will begin on the day after the date of exercise.
     The new stock options generally will have no U.S. federal income tax consequences to us. However, we generally will be entitled to a business expense deduction upon the exercise of a new stock option in an amount equal to the amount of ordinary compensation income attributable to an eligible employee upon exercise, subject to the limitations imposed by the Internal Revenue Code. We have designed the Program in a manner intended to comply with Internal Revenue Code Section 409A.
     We will withhold all required local, state, federal and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized in connection with the exercise of a nonqualified stock option by an eligible employee who has been employed by us. We will require any such eligible employee to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any shares of our common stock.
     WE ENCOURAGE ALL ELIGIBLE EMPLOYEES WHO ARE CONSIDERING EXCHANGING THEIR ELIGIBLE STOCK OPTIONS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE

FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE PROGRAM.
Section 14. Extension of the Program; Termination; Amendment
     We may, from time to time, extend the period of time during which the Program is open and delay accepting any eligible stock options surrendered to us by disseminating notice of the extension to eligible employees by public announcement, oral or written notice or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the Program is extended, we will provide appropriate notice of the extension and the new expiration date no later than the next business day following the previously scheduled expiration date of the Program, and the cancellation date and the new stock option grant date will be similarly extended. For purposes of the Program, a “business day” means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight CDT.
     We also expressly reserve the right, in our reasonable judgment, prior to the expiration of the Program, to terminate or amend the Program upon the occurrence of any of the conditions specified in Section 6, Conditions of the Program, by disseminating notice of the termination or amendment to eligible employees by public announcement, oral or written notice or otherwise as permitted by applicable law.
     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6, Conditions of the Program, has occurred or is deemed by us to have occurred, to amend the Program in any respect prior to the expiration date of the Program. Any notice of such amendment required pursuant to the Program or applicable law will be disseminated promptly to eligible employees in a manner reasonably designed to inform eligible employees of such change and will be filed with the SEC as an amendment to the Schedule TO.
     If we materially change the terms of the Program or the information concerning the Program, or if we waive a material condition of the Program, we will extend the Program to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or Program must remain open following material changes in the terms of or information concerning an Program, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the changed terms or information.
     In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action and, if the Program is scheduled to expire within ten business days from the date we notify you, keep the Program open for at least ten business days after the date of such notification: (a) we increase or decrease the amount of consideration offered for the eligible stock options; or (b) we increase or decrease the number of eligible stock options that may be surrendered in the Program.
Section 15. Fees and Expenses
     We will not pay any fees or commissions to any broker, dealer or other person for soliciting the surrender of eligible stock options pursuant to the Program. You will be responsible for any expenses incurred by you in connection with your election to participate in the Program, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any financial, tax, legal or other advisor consulted or retained by you in connection with the Program.
Section 16. Additional Information
     This document is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC with respect to the Program. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with (or in some cases “furnished” to) the SEC before making a decision on whether to surrender your eligible stock options for exchange:
(a)	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009;

(b)	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 11, 2009;

(c)	Our Current Reports on Form 8-K filed with the SEC on: January 16, 2009, January 27, 2009, March 13, 2009, April 30, 2009 and May 27, 2009;

(d)	Our definitive Proxy Statement for our 2009 annual meeting of shareholders, filed with the SEC on April 17, 2009 (other than portions furnished therewith); and

(e)	The description of our common stock included in our Registration Statements on Form S-1 and Form S-1/A, filed with the SEC on: August 2, 2004, September 13, 2004, October 1, 2004, October 12, 2004 and October 26, 2004, under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.
     The SEC file number for our current and periodic reports is 000-51003. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at http://www.sec.gov or on our Investor Relations website at http://investors.calamos.com. These filings may also be examined, and copies may be obtained, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
     We also provide, without charge to each person to whom a copy of this document is delivered, upon request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations at 2020 Calamos Court, Naperville, Illinois 60563, or email at IR@calamos.com.
     The information relating to Calamos in this document should be read together with the information contained in the documents to which we have referred you.
Section 17. Miscellaneous
     We are not aware of any jurisdiction where the making of the Program would not be in compliance with applicable law. If we become aware of any jurisdiction where the making of the Program is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after making a good faith effort, we cannot comply with the applicable law, the Program will not be made to, nor will surrenders be accepted from or on behalf of, eligible employees residing in such jurisdiction.
     This Offer to Exchange document and our SEC reports referred to above include forward-looking statements. These forward-looking statements involve risks and uncertainties, including those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, that could cause actual results to differ materially from those expressed in the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THE PROGRAM.
     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATION ON OUR BEHALF AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE STOCK OPTIONS IN THE PROGRAM. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE PROGRAM OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.
Calamos Asset Management, Inc.
June 22, 2009.